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                               January 21, 2022

       Tom Croal
       Chief Financial Officer
       GEN Restaurant Group, Inc.
       11472 South Street
       Cerritos, CA 90703

                                                        Re: GEN Restaurant
Group, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Filed December 27,
2021
                                                            File No. 377-05692

       Dear Mr. Croal:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form S-1 Draft Registration Statement Amendment No. 1 filed December 27, 2021

       Prospectus Summary, page 1

   1. Please balance your disclosure in this section by discussing your receipt of loans and grants under the
Payroll Protection Program and the Restaurant Revitalization Fund,
                                                        including the amounts
received and forgiven. Please provide context for the discussion of your performance by
providing quantitative and qualitative disclosure indicating how the receipt and forgiveness
of such loans has impacted your results of operations.
   2. Please update the financial metrics, starting with AUVs, presented on pages 3 and 4 for the most recent fiscal
period reported in the registration statement, as this information is presented only for
2019. Please make similar revisions elsewhere that you discuss these financial metrics.
 Tom Croal
GEN Restaurant Group, Inc.
January 21, 2022
Page 2
Organizational Structure, page 7

3. Please revise your discussion of the tax receivable agreement here, and elsewhere that you discuss the TRA, to describe how the TRA confers economic benefits to the pre-IPO investors, will redirect cash flows to the TRA participants, and may materially affect your liquidity. Please also quantify the estimated maximum payment you would be required to make under your TRA assuming all continuing members of GEN LLC redeem following this offering. Please similarly discuss the situation in which payments may be accelerated, such as under GEN Inc.'s right to early termination, and quantify the amount of the early termination payment.
4. Your disclosure references a diagram of your structure and ownership immediately after the Reorganization and the offering, however it does not appear that the diagram is included. Please revise to include the diagram.
Use of Proceeds, page 60

5. To the extent that any of the proceeds of the offering will be used to repay indebtedness, please disclose the information required by Instruction 4 to Item 504 of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators and Non-GAAP Financial Measures, page 73

6. We note your presentation of Non-GAAP measures here precedes the presentation and discussion of the results of operations beginning on page 76. Please move your Non-
         GAAP presentation so it does not have greater prominence than the presentation and discussion of your GAAP results of operations. Refer to Question
102.10 of the staff's
         Compliance & Disclosure Interpretations on "Non-GAAP Financial
Measures."
7. We note your reconciliation of Adjusted EBITDA includes an adjustment for pre-
         opening expenses which represent normal, recurring, cash operating expenses necessary to operate your business. Please tell us your consideration of the guidance in Question
         100.01 of the Non-GAAP Compliance and Disclosure Interpretations.
8. We note the reconciliation of restaurant-level operating income to restaurant-level
         EBITDA which appears on page 74. However, this information appears to differ from the financial snapshot on slide 22 of the test-the-waters materials. Please advise.
Comparable Restaurant Sales Growth, page 74

9. You state that comparable restaurant sales growth in 2019 decreased due to new Asian concept restaurant openings near certain of your locations. Please revise to specify if such
FirstName LastNameTom Croal
       impact is limited to 2019 results, or if you expect such openings to continue to impact
Comapany    NameGEN
       comparable        Restaurant
                    restaurant  salesGroup,
                                     growthInc.
                                              in future periods. Please also
add risk factor
Januarydisclosure, to the2 extent applicable.
        21, 2022 Page
FirstName LastName
 Tom Croal
FirstName  LastNameTom   Croal
GEN Restaurant  Group, Inc.
Comapany
January 21,NameGEN
            2022     Restaurant Group, Inc.
January
Page 3 21, 2022 Page 3
FirstName LastName
Restaurant-Level EBITDA and Restaurant-Level EBITDA Margin, page 74

10. We read your response to our prior comment 4 and note your revised disclosure. We also note that you continue to present Restaurant-Level Operating Income on the face of the
         Statement of Operations and in other areas of the document that present that measure, such as Selected Historical Financial Information. The Statement of Operations is a
         combined financial statement for the entire entity and should not be presented at a restaurant level. Please revise your Statement of Operations and related disclosure to present operating income for the entire entity.
11. We note that you adjust for more than interest, taxes, depreciation and amortization in calculating the non-GAAP measure you call Restaurant-Level EBITDA. Please refer to
         Question 103.01 of the Compliance & Disclosure Interpretations on Non-GAAP Financial
         Measures and revise your future filings to not characterize the non-GAAP measure as
         EBITDA and to use a title that clearly distinguishes the measure from "EBITDA," such as
         "Adjusted EBITDA."
Liquidity and Capital Resources, page 86

12. We note that you made an aggregate of $22.4 million in distributions to LLC members in the nine months ended September 30, 2021. Please disclose the reason for these distributions, including why they were made at this time and how the amount of the distributions was determined, and whether they were obligated pursuant to agreements with such members. Please include similar disclosure in your prospectus summary, including a discussion of how it has impacted your cash amount. Certain Relationships and Related Party Transactions, page 115

13. Please file the instruments governing the notes discussed in this section, and in particular the Ignite notes receivable and notes payable. See Item 601(b)(4) of Regulation S-K. We also note that notes are secured by an interest in the assets of each of the GEN entities.
         Please add risk factor disclosure highlighting risks to the company if you were to default on the notes.
14. Please revise this section to identify the names of the related person involved in the related person transactions disclosed in this section (as opposed to the name of the entity), the approximate dollar value of the amount of the related persons' interests in the transactions, and the amount of principal paid during the period for which disclosure is provided.
         Please also explain the business or operations of Ignite. See Item 404 of Regulation S-K.
15. Please file a copy of the consulting agreement with Ignite and revise your disclosure to explain the services performed by Ignite under the consulting agreement. Please also file your agreement(s) with Fast Fabrications, Wise Universal, Inc. and Pacific Global. See
         Item 601(b)(10) of Regulation S-K.
 Tom Croal
FirstName  LastNameTom   Croal
GEN Restaurant  Group, Inc.
Comapany
January 21,NameGEN
            2022     Restaurant Group, Inc.
January
Page 4 21, 2022 Page 4
FirstName LastName
Exhibits

16. Please file any material lease agreement as an exhibit to the registration statement. See
         Item 601(b)(10)(ii)(D) of Regulation S-K.
        You may contact Tatanisha Meadows at 202-551-3322 or Angela Lumley at 202-551-
3398 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Peter Wardle, Esq.